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For Immediate Release

Investor contact:   Barb Gould   216/589-4085
Media contact:      Andy Opila   216/589-4018
Bank/broker contact: Georgeson & Company Inc. 212/440-9800 or 800/223-2064

M.A. HANNA COMPANY SUCCESSFULLY COMPLETES
CIMCO, INC. TENDER OFFER


          CLEVELAND (January 26, 1996) -- M.A. Hanna Company (NYSE/CHX:MAH) today announced the successful completion of its tender offer for shares of CIMCO, Inc. (NASDAQ:CIMC), based in Costa Mesa, California.

          On December 27, 1995, M.A. Hanna, acting through its wholly owned subsidiary Hanwest, Inc., offered to purchase all outstanding shares of common stock, par value $0.01 per share, of CIMCO at $10.50 per share, net to the seller in cash. The offer expired at midnight on Thursday, January 25, 1996.

          National City Bank, the Depositary, has informed M.A. Hanna that 2,896,412 shares of CIMCO stock were tendered and not withdrawn prior to the expiration of the tender offer, including 15,944 shares tendered under guaranteed delivery procedures. The tendered shares represent approximately
97.4 percent of all outstanding CIMCO stock. All shares tendered and not withdrawn in the offer, including those subject to guaranteed delivery procedures, were accepted for payment.

          As contemplated by the previously announced merger agreement, M.A. Hanna will acquire the remaining CIMCO shares through a cash merger. In the merger, the remaining outstanding shares, other than those held by stockholders exercising

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appraisal rights, will be converted into the right to receive $10.50 per share.

          M.A. Hanna is a leading international specialty chemical company. Its primary businesses are plastics and rubber compounding, color and additive concentrates and distribution of plastic resins and engineered shapes.